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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13G


              Under the Securities Exchange Act of 1934

                       (Amendment No________)*

                         Sport Chalet, Inc.
---------------------------------------------------------------------

                           (Name of Issuer)

                                Common
---------------------------------------------------------------------

                    (Title of Class of Securities)

                              849163100
                          -----------------
                            (CUSIP Number)

                            September 2000
---------------------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    / / Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)
                           Page 1 of 9

CUSIP No. 849163100
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

       (a) / /
       (b) /x/
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares  5. Sole Voting Power                    48,700
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                 391,828
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power               48,700
                       ----------------------------------------------
                       8.Shared Dispositive Power             395,328

---------------------------------------------------------------------
   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      395,328
---------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        /x/
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (11)

        6.0%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN

CUSIP No. 849163100
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         E*Capital Corporation
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) / /
        (b) /x/
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power       311,328
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power     391,828
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power  311,328
                       ----------------------------------------------
                          8.Shared Dispositive Power 395,328

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        395,328
---------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        /x/
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (11)

        6.0%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        CO

CUSIP No. 849163100
--------------------

    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only)

            Wedbush Morgan Securities Employee's Retirement Plan
---------------------------------------------------------------------
   2.       Check the Appropriate Box if a Member of a Group
            (See Instructions)

           (a) / /
           (b) /x/
---------------------------------------------------------------------
   3.      SEC Use Only
---------------------------------------------------------------------
   6.      Citizenship or Place of Organization

           California
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power             16,500
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power          391,828
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power        16,500
                       ----------------------------------------------
                         8.Shared Dispositive Power      395,328

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        395,328
---------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        /x/
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (11)

        6.0%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        EP

Cusip No. 849163100           13G Sport Chalet, Inc.

---------------------------------------------------------------------

Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of Sport Chalet, Inc. ("Issuer").

(b)   Issuer's address: 920 Foothill Blvd.,
      La Canada, California 91011


Item 2. Filers

(a)   This statement is filed by E*Capital Corporation ("ECC");
      by Edward W.Wedbush ("EWW"), the chairman of ECC; and Wedbush Morgan Securities Employees' Retirement
      Plans ("EP").

(b)   Business address of the above filers are as follows:
      ECC - P.O. Box 71029, Los Angeles, CA 90071-0029
      EWW - P.O. Box 30014, Los Angeles, CA 90030
      EP - P.O. Box 30014, Los Angeles, CA 90030

(c) ECC is a California corporation and EWW is a citizen of the United States of America. EP is an employee benefit plan.

(d)   Common stock

(e)     849163100

Item 3. Classification of Filers

(a)--(e)       Not applicable

(f)   EP is an employee benefit plan.

(g)    ECC is a holding company.

Item 4. Ownership

(a)   EWW has sole ownership of 48,700 Shares of the Issuer;
      ECC has sole ownership of 311,328 Shares; and EP has sole ownership of 16,500 Shares.

(b) Of the Shares outstanding, EWW owns approximately .74%; ECC owns approximately 4.74%; and EP owns approximately .25%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: EWW has sole power to vote on 48,700 Shares; ECC has 311,328 sole Shares; and EP has 16,500 sole Shares.

      (ii) Shared power to vote: EWW has 391,828 Shares; ECC has 391,828 Shares; and EP has 391,828 Shares.

      (iii) Sole power to dispose: EWW has sole power to dispose on 48,700 Shares; ECC has 311,328 Shares to dispose; and EP has 16,500 Shares to dispose.

      (iv)  Shared power to dispose;  EWW has 395,328 Shares;
            ECC has 395,328 Shares; EP has 395,328 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                     Category       No.ofShares       Percentage

E*Capital Corporation    CO             311,328           4.74%
Edward W. Wedbush        IN              48,700            .74%
WMS PS Retirement Plan   EP              16,500            .25%

ECC is the parent company of WMS. EWW is the chairman of ECC. EWW owns a majority of the outstanding Shares of ECC. Accordingly, EWW may be deemed the beneficial owner of Shares owned by ECC. However, beneficial ownership of the Issuer's Shares is hereby disclaimed by EWW.

ECC, EP and EWW disclaim membership in any group with officers or directors of ECC.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        E*Capital Corporation


10/27/00
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush/President
---------------------------
Name/Title


         Edward W. Wedbush


10/27/00
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title

        Wedbush Morgan Securities Employees' Retirement Plans



10/27/00
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature


Edward W. Wedbush/Trustee
---------------------------
Name/Title